Exhibit 99.2

BROOKFIELD FINANCE I (UK) PLC

AND

BROOKFIELD ASSET MANAGEMENT INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

AND

COMPUTERSHARE TRUST COMPANY, N.A.

First Supplemental

Indenture

Dated as of July 26, 2021

THIS FIRST SUPPLEMENTAL INDENTURE, dated as of July 26, 2021 between Brookfield Finance I (UK) plc (the “Issuer”), a company organized under the laws of England and Wales (with registered number 12904555), Brookfield Asset Management Inc. (the “Company”), a corporation amalgamated under the laws of Ontario, Canada, Computershare Trust Company of Canada, a trust company organized under the laws of Canada, as Canadian trustee (the “Canadian Trustee”), and Computershare Trust Company, N.A., a national banking association company existing under the laws of the United States, as U.S. trustee (the “U.S. Trustee” and together with the Canadian Trustee, the “Trustees”) to the Indenture, dated as of July 26, 2021, by and among the Issuer, the Company and the Trustees (the “Original Indenture”, the Original Indenture, as supplemented hereby, being referred to herein as the “Indenture”).

WITNESSETH

WHEREAS, the Issuer has duly authorized, as a separate series of Securities (as defined in the Original Indenture) under the Indenture, its 2.340% Notes due 2032 (the “Notes”) and the Company has consented to and approved the issuance of the Notes;

WHEREAS, the Issuer and the Company have duly authorized the execution and delivery of this First Supplemental Indenture to establish the Notes as a separate series of Securities under the Original Indenture and to provide for, among other things, the issuance by the Issuer of and the form and terms of the Notes and additional covenants for purposes of the Notes and the Holders thereof;

WHEREAS, the Issuer and the Company are not in default under the Original Indenture;

WHEREAS, all things necessary to make this First Supplemental Indenture a valid agreement according to its terms have been done; and

WHEREAS, the foregoing recitals are made as statements of fact by the Issuer and the Company and not by the Trustees;

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

Article 1
DEFINITIONS AND OTHER PROVISIONS
OF GENERAL APPLICATION

Section 1.1	Definitions

For all purposes of this First Supplemental Indenture and the Notes, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

“Additional Amounts” means Company Additional Amounts and any Other Additional Amounts.

“Adjusted Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the second Business Day immediately preceding that Redemption Date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Redemption Date.

“Below Investment Grade Rating Event” means that on any day within the 60-day period (which shall be extended during an Extension Period) after the earlier of (1) the occurrence of a Change of Control or (2) the first public notice of the occurrence of a Change of Control or the intention by the Company to effect a Change of Control, the Notes are rated below an Investment Grade Rating by at least three out of four of the Rating Agencies if there are four Rating Agencies or all of the Rating Agencies if there are fewer than four Rating Agencies. Notwithstanding the foregoing, a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction or reductions in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction(s) in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustees in writing at its request that the reduction(s) were the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the ratings event) (the “Change of Control Event”). For the purpose of this definition, an “Extension Period” shall occur and continue for so long as the aggregate of (i) the number of Rating Agencies that have placed the Notes on publicly announced consideration for possible downgrade during the initial 60-day period as a result, in whole or in part, of the applicable Change of Control Event and (ii) the number of Rating Agencies that have downgraded the Notes to below an Investment Grade Rating as a result, in whole or in part, of the applicable Change of Control Event during either the initial 60-day period or the Extension Period provided for in clause (i) would be sufficient to result in a Change of Control Triggering Event should one or more of the Rating Agencies that have placed the Notes on publicly announced consideration for possible downgrade subsequently downgrade the Notes to below an Investment Grade Rating. The Extension Period shall terminate on the earlier of (A) the date on which the Rating Agencies that placed the Notes on publicly announced consideration for possible downgrade within the initial 60-day period referred to in subclause (i) of this definition make their determinations with respect to the impact of the Change of Control Event on the rating of the Notes, and (B) the date on which two of the Rating Agencies (if there are four Rating Agencies) or one of the Rating Agencies (if there are fewer than four Rating Agencies) has confirmed that the Notes will not be downgraded or are not subject to consideration for a possible downgrade to below an Investment Grade Rating as a result of the applicable Change of Control Event.

“Change of Control” means the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than any one or more of the Company, the Company’s Subsidiaries, the Company’s or any of its Subsidiaries’ employee benefit plans, or Management and/or any entity or group of entities controlled by Management (provided that upon the consummation of a transaction by Management and/or an entity or group of entities controlled by Management, the Company’s Class A limited voting shares or other Voting Stock into which the Company’s Class A limited voting shares are reclassified, consolidated, exchanged or changed continue to be listed and posted for trading on a national securities exchange in the United States, Canada or Europe), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of (i) more than 50% of the voting power of each class of the Company’s Voting Stock (or other Voting Stock into which the Company’s Voting Stock is reclassified, consolidated, exchanged or changed in connection with such transaction) measured by voting power rather than number of shares or (ii) Voting Stock sufficient to enable it to elect a majority of the members of the Company’s board of directors. For the purposes of this section, “person” and “group” have the meanings attributed to them in Sections 13(d) and 14(d) of the Exchange Act.

For the purposes of the Indenture, a Person will be deemed to be controlled by Management if the individuals comprising Management are the beneficial owners, directly or indirectly, of, in aggregate, (i) more than 50% of the voting power of such Person’s Voting Stock measured by voting power rather than number of shares or (ii) such Person’s Voting Stock sufficient to enable them to elect a majority of the members of such Person’s board of directors (or similar body).

“Change of Control Event” has the meaning specified in the definition of “Below Investment Grade Rating Event” in this First Supplemental Indenture.

“Change of Control Offer” has the meaning specified in Section 2.8 of this First Supplemental Indenture.

“Change of Control Payment” has the meaning specified in Section 2.8 of this First Supplemental Indenture.

“Change of Control Payment Date” has the meaning specified in Section 2.8 of this First Supplemental Indenture.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Co-Obligor” has the meaning specified in Section 2.13 of this First Supplemental Indenture.

“Company Additional Amounts” has the meaning specified in Section 2.14 of this First Supplemental Indenture.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any Redemption Date (i) the average of four Reference Treasury Dealer Quotations for that Redemption Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

“Consolidated Net Worth” means the consolidated equity of the Company and its Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles (including all preferred equity and all equity securities that are classified as liabilities for purposes of generally accepted accounting principles but are convertible, either at the option of the issuer or the holder of such securities, into equity and are not redeemable at the sole option of the holder for consideration other than equity), plus, without duplication, Qualifying Subordinated Debt and Deferred Credits.

“DBRS” means DBRS Limited, and its successors.

“Deferred Credits” means the deferred credits of the Company and its Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles.

“Fitch” means Fitch Ratings, Inc., and its successors.

“Guarantee Obligations” means the guarantee obligations of the Company pursuant to Article 5 of the Original Indenture but solely in respect of the Notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Issuer to act as the “Independent Investment Banker”.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P, BBB- (or the equivalent) by Fitch and BBB (low) (or the equivalent) by DBRS.

“Management” means any one or more of the Company’s directors, officers or employees (or directors, officers or employees of any one or more of the Company’s Subsidiaries) immediately prior to the consummation of any transaction that would constitute a Change of Control, acting individually or together.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Non-U.S. Co-Obligor” has the meaning specified in Section 2.13 of this First Supplemental Indenture.

“Notes” has the meaning ascribed to it in the recitals.

“Optional Tax Redemption” has the meaning specified in Section 2.9 of this First Supplemental Indenture.

“Other Additional Amounts” has the meaning specified in Section 2.13 of this First Supplemental Indenture.

“Par Call Date” has the meaning specified in Section 2.7 of this First Supplemental Indenture.

“Qualifying Subordinated Debt” means Debt of the Company and its Subsidiaries which by its terms provides that the payment of principal of (and premium, if any) and interest on and all other payment obligations in respect of such Debt shall be subordinate to the prior payment in full of the Company’s obligations in respect of the Notes to at least the extent that no payment of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for so long as there exists any default in the payment of principal (or premium, if any) or interest on the Notes.

“Rating Agencies” means (1) each of Moody’s, S&P, Fitch and DBRS and (2) if any of the foregoing Rating Agencies ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Issuer or the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by the Issuer (as certified by a Board Resolution) as a replacement agency for Moody’s, S&P, Fitch or DBRS, or some or all of them, as the case may be.

“Redemption Price” means in the case of (A) in Section 2.7(A) of this First Supplemental Indenture, the greater of (i) 100% of the principal amount of the Notes to be redeemed, and (ii) the sum of the present values of the Remaining Scheduled Payments discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 20 basis points, and in the case of (B) in Section 2.7(B) of this First Supplemental Indenture, 100% of the principal amount of the Notes to be redeemed, together with, in each case, accrued and unpaid interest on the principal amount of the Notes to be redeemed to the date of redemption.

“Reference Treasury Dealer” means each of Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc. and their respective successors, each a recognized investment banking firm that is a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”); provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, the Issuer shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer to be a Reference Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the Reference Treasury Dealers at 3:30 p.m., New York City time, on the third Business Day preceding that Redemption Date.

“Remaining Scheduled Payments” means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would have been due if the Notes matured on the Par Call Date but for such redemption; provided, however, that, if that Redemption Date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that Redemption Date.

“S&P” means S&P Global Ratings, acting through Standard & Poor’s Financial Services LLC, and its successors.

“Tax Law Change” means (i) a change in or proposed change in, or amendment or proposed amendment to, the laws or regulations of the United Kingdom (in respect of the Issuer only) or Canada (in respect of the Company only) or any political subdivision or any authority thereof or therein having the power to tax, including any treaty to which the United Kingdom and/or Canada is a party, (ii) any change in the application or official or generally published interpretation of such laws or regulations, including a decision of any court or tribunal, or (iii) any interpretation or pronouncement by any relevant tax authority that provides for a position with respect to such laws or regulations or interpretation thereof that differs from the previously generally accepted position in relation to similar transactions, which in each case becomes or would become effective on or after the date of this First Supplemental Indenture.

“Taxes” has the meaning specified in Section 2.14 of this First Supplemental Indenture.

The definition of “Offer to Purchase” in Section 1.1 of the Original Indenture is hereby deleted in its entirety with respect to the Notes. All other terms and expressions used herein shall have the same meanings as corresponding expressions defined in the Original Indenture.

Section 1.2	To Be Read with Original Indenture

The First Supplemental Indenture is a supplemental indenture within the meaning of the Original Indenture, and the Original Indenture and this First Supplemental Indenture shall be read together and shall have effect, so far as practicable, as though all the provisions of the Original Indenture and this First Supplemental Indenture were contained in one instrument.

Section 1.3	Currency

Except where expressly provided, all amounts in this First Supplemental Indenture are stated in United States currency.

Article 2
THE NOTES

Section 2.1	Designation

There is hereby authorized to be issued under the Original Indenture a separate series of Securities designated as “2.340% Brookfield Finance I (UK) plc Notes due 2032”.

Section 2.2	Limit of Aggregate Principal Amount

The aggregate principal amount of Notes that may be authenticated and delivered pursuant to the First Supplemental Indenture (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 3.4, 3.5, 3.6, 10.6 or 12.7 of the Original Indenture and except for any Notes which, pursuant to the last sentence of Section 3.3 of the Original Indenture, are deemed never to have been authenticated and delivered) shall initially be limited to $600,000,000 all of which have been issued hereunder. The Issuer may from time to time, without the consent of the holders of the Notes but with the consent of the Company, create and issue further notes having the same terms and conditions in all respects as the Notes being offered hereby except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the Notes, as the case may be, being offered hereby.

Section 2.3	Date of Payment of Principal

The principal of the Notes shall be payable on January 30, 2032.

Section 2.4	Payments; Registration of Transfers

All payments in respect of the Notes shall be made in immediately available funds. The U.S. Trustee has been initially appointed to act as Paying Agent for the Notes. The “Place of Payment” for the Notes shall be at the address of the Paying Agent, currently located at 6200 S. Quebec St., Greenwood Village, Colorado 80111.

For purposes of Section 1.14 of the Original Indenture, the Issuer shall make, or cause to be made, payments on any Interest Payment Date, Redemption Date, Purchase Date, Change of Control Payment Date or Stated Maturity whether or not such date is a Business Day in Toronto, Ontario, unless such date shall not be a Business Day in New York, New York, notwithstanding the definition of “Business Day” in Section 1.1 of the Original Indenture.

For such Notes (if any) as are not represented by a Global Security, payments of principal (and premium, if any) and interest on any Notes will be made at the Corporate Trust Office of the U.S. Trustee currently located at the Place of Payment, except that, at the option and expense of the Issuer, payment of interest may be made by (a) cheque mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (b) wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. The registration of transfers and exchanges of Notes will be made at the Corporate Trust Office of the Canadian Trustee currently located at 100 University Avenue, 11th Floor, Toronto, Canada M5J 2Y1 and the Place of Payment.

Section 2.5	Interest

(1)               The Notes will be issued in initial denominations of $2,000 and multiples of $1,000 in excess thereof and shall bear interest at the rate of 2.340% per annum, payable semi-annually in arrears; provided, that any principal and premium and any installment of interest which is overdue shall bear interest at the rate of 2.340% per annum plus 1% (to the extent that the payment of such interest shall be legally enforceable).

(2)               Interest in respect of the Notes shall accrue from and including July 26, 2021 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for.

(3)               The Interest Payment Dates on which interest shall be payable in respect of the Notes shall be January 30 and July 30 in each year, commencing on January 30, 2022.

(4)               The Regular Record Dates for interest in respect of the Notes shall be January 15 and July 15 (whether or not a Business Day) in respect of the interest payable semi-annually in arrears on January 30 and July 30, respectively.

Section 2.6	Redemption

Except as provided in Section 2.7 or Section 2.9 or as contemplated by Section 2.13 of this First Supplemental Indenture, the Notes are not redeemable prior to maturity.

Section 2.7           Redemption at the Issuer’s Option

The Notes will be redeemable at the Issuer’s option (A) in whole or in part at any time and from time to time and/or (B) in whole on or after October 30, 2031 (the date that is three months prior to the maturity date) (the “Par Call Date”), in each case, on payment of the applicable Redemption Price. If less than all of the Notes are to be redeemed pursuant to (A), the Notes so redeemed will be cancelled and will not be re-issued.

Notice of any redemption will be delivered at least 15 days but not more than 60 days before the Redemption Date to each Holder of the Notes to be redeemed. On and after any Redemption Date, interest will cease to accrue on the Notes or any portion thereof called for redemption. On or before any Redemption Date, the Issuer shall deposit with the Paying Agent (or a Trustee) money sufficient to pay the Redemption Price of the Notes to be redeemed on such date. If less than all the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustees at the Issuer’s direction by such method as the Issuer and the Trustees shall designate. The Redemption Price shall be calculated by the Independent Investment Banker and the Issuer, the Trustees and any Paying Agent for the Notes shall be entitled to rely on such calculation.

Section 2.8	Repurchase upon a Change of Control

If a Change of Control Triggering Event occurs, unless the Issuer has exercised its right to redeem all of the Notes as described in Section 2.7 above, the Issuer will be required to make an offer to repurchase all of each Holder’s Notes (or the portion thereof not subject to redemption, if the Issuer has exercised its right to redeem the Notes in part pursuant to Section 2.7 above) pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth herein. In the Change of Control Offer, the Issuer will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased (the “Change of Control Payment”), to the date of purchase.

Within 30 days following any Change of Control Triggering Event, the Issuer will be required to deliver a notice to Holders of Notes, with a copy to the Trustees, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered (the “Change of Control Payment Date”), pursuant to the procedures required herein and described in such notice. The Issuer must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with this Section 2.8, the Issuer will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 2.8 by virtue of such conflicts.

On the Change of Control Payment Date, the Issuer will be required, to the extent lawful, to:

(a)               accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(b)               deposit with a Trustee or the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(c)            deliver or cause to be delivered to the Trustees the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

The Paying Agent will be required to promptly deliver to each Holder who properly tendered Notes the purchase price for such Notes, and the Trustees will be required to promptly authenticate and deliver (or cause to be delivered) to each such Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of $2,000 or a multiple of $1,000 in excess thereof.

The Issuer will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if another Person makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Issuer and such other Person purchases all Notes properly tendered and not withdrawn under its offer.

Section 2.9	Optional Tax Redemption

On the giving of not less than 10 nor more than 60 days’ notice to the Holders of Notes in accordance with the notice provisions (other than notice periods) set forth in the Original Indenture (which notice shall be irrevocable), the Notes may be redeemed or purchased or cancelled (in whole but not in part) at the option of the Issuer at any time at 100% of the principal amount (an “Optional Tax Redemption”), together with accrued and unpaid interest thereon to the applicable Redemption Date, in the event the Issuer shall have received an opinion from independent tax counsel experienced in such matters to the effect that the Issuer or the Company has become, or would become, obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Company Additional Amounts as a result of a Tax Law Change.

Section 2.10	Form

The Notes and the certificate of the U.S. Trustee endorsed thereon shall each be issuable initially as one or more Global Securities and shall be substantially in the form set forth in Annex A hereto. The U.S. Trustee is hereby appointed as Authenticating Agent for the Notes, and shall authenticate the certificate of the Trustee in its capacity as Trustee or as Authenticating Agent. The Canadian Trustee is hereby appointed as Security Registrar for the Notes. The Depositary for Global Securities shall be The Depository Trust Company.

Section 2.11	Additional Event of Default

In addition to the Events of Default contained in Section 6.1 of the Original Indenture, other than Section 6.1(c) of the Original Indenture, which Event of Default shall not apply to the Notes, the following additional Events of Default apply with respect to the Notes:

(1)       the failure by the Issuer to comply with its obligations pursuant to Section 2.8 of this First Supplemental Indenture in the event of a Change of Control Triggering Event; and

(2)       default by the Company in the payment of principal of, premium, if any, or interest on any obligation for borrowed money indebtedness (other than an obligation payable on demand or maturing less than 12 months from the creation of issue thereof) in an outstanding principal amount in excess of 5% of Consolidated Net Worth in the aggregate at the time of default, or any failure in the performance of any other covenant of the Company contained in any instrument under which such obligations are created or issued, provided that in each such case all cure periods relating to such default have expired, and the holders of such borrowed money indebtedness, or a trustee for such holders (if any) declares such indebtedness to be due and payable prior to its stated maturity, and provided, further, that if any such default is waived at any time by such holders or trustee in accordance with the terms of such instrument, then this Event of Default shall be deemed to be waived without further action on the part of the Trustees or the Holders.

If any Event of Default with respect to the Notes, other than Section 6.1(c) of the Original Indenture, which Event of Default shall not apply to the Notes, shall occur and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in the Original Indenture.

Section 2.12	Additional Covenants

The covenants contained in Article 3 of this First Supplemental Indenture shall apply to the Notes in addition to the covenants contained in the Original Indenture.

Section 2.13	Co-Obligors and/or Additional Guarantors

Without the consent of any Holders, the Issuer, when authorized by a Board Resolution, the Company and the Trustees, may enter into an indenture supplemental to the Indenture in respect of the Notes, in form satisfactory to the Trustees, for the purpose of adding as a co-obligor (whether as an additional issuer or guarantor) of the Notes, an Affiliate of the Issuer or the Company (each, a “Co-Obligor”); provided that any such Co-Obligor shall be organized or formed under the laws of (1) any state of the United States, (2) Canada or any province or territory thereof, (3) the United Kingdom, (4) Australia or (5) any country that is a member of the European Union; and provided, further, that the Issuer may only add a Co-Obligor if the Issuer determines that adding such Co-Obligor would not result in a deemed sale or exchange of the Notes by any holder for U.S. federal income tax purposes under applicable U.S. Treasury Regulations or a disposition of the Notes by any holder for Canadian federal income tax purposes. Any such supplemental indenture entered into for the purpose of adding a Co-Obligor formed under any jurisdiction other than a state of the United States (each, a “Non-U.S. Co-Obligor”) shall include a provision for (i) the payment of additional amounts (“Other Additional Amounts”) in the form substantially similar to that provided in Section 2.14 of this First Supplemental Indenture, including, for the avoidance of doubt, provision that Company Additional Amounts shall be payable if the Non-U.S. Co-Obligor is required to withhold or deduct any amount for or on account of Taxes from any payment made by it under or with respect to the Notes in respect of Taxes imposed or levied by or on behalf of the jurisdiction of incorporation of such Non-U.S. Co-Obligor or relevant authority thereof or therein having power to tax, with such modifications as the Company and such Non-U.S. Co-Obligor reasonably determine are customary and appropriate for U.S. and Canadian bondholders to address then-applicable (or potentially applicable future) Taxes imposed or levied by or on behalf of the applicable governmental authority in respect of payments made by such Non-U.S. Co-Obligor under or with respect to the Notes, including any exceptions thereto as the Company and such Non-U.S. Co-Obligor shall reasonably determine would be customary and appropriate for U.S. and Canadian bondholders and (ii) the right of the Non-U.S. Co-Obligor to redeem the Notes at 100% of the aggregate principal amount thereof plus accrued interest thereon in the event that Other Additional Amounts become payable by a Non-U.S. Co-Obligor in respect of the Notes as a result of any Tax Law Change (where references to the United Kingdom and Canada in the definition of “Tax Law Change” shall be deemed also to refer to the jurisdiction in which the Non-U.S. Co-Obligor is incorporated) that is announced or becomes effective after the date of such supplemental indenture.

Any such Co-Obligor shall be jointly and severally liable with the Issuer or the Company (as applicable) to pay the principal, premium, if any, and interest on the Notes.

Section 2.14	Payment of Company Additional Amounts

All payments made by the Issuer or the Company under or with respect to the Notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (hereinafter “Taxes”) imposed or levied by or on behalf of the government of the United Kingdom and/or Canada or of any province or territory or other jurisdiction thereof or therein or by any authority or agency therein or thereof having power to tax, unless the Issuer or the Company (as applicable) is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Issuer or the Company is so required to withhold or deduct any amount for or on account of Taxes imposed or levied by or on behalf of the government of the United Kingdom and/or Canada or of any province or territory or other jurisdiction thereof or therein or by any authority or agency thereof or therein having power to tax from any payment made by it under or with respect to the Notes and the Notes are not redeemed in accordance with the provisions of Section 2.9 of this First Supplemental Indenture, the Issuer or the Company (as applicable) will pay such additional amounts (“Company Additional Amounts”) as may be necessary so that the net amount received (including Company Additional Amounts) by each Holder (including, as applicable, the beneficial owners in respect of any such Holder) after such withholding or deduction will not be less than the amount the Holder (including, as applicable, the beneficial owners in respect of any such Holder) would have received if such Taxes had not been withheld or deducted; provided that no Company Additional Amounts will be payable with respect to: (a) any payment to a Holder or beneficial owner who is liable for such Taxes in respect of such Note (i) by reason of such Holder or beneficial owner, or any other person entitled to payments on the Note, being a person with whom the Company does not deal at arm’s length (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)), or (ii) by reason of the existence of any present or former connection between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and the United Kingdom and/or Canada or any province or territory or other jurisdiction thereof or therein other than the mere ownership, or receiving payments under or enforcing any rights in respect of such Note as a non-resident or deemed non-resident of the United Kingdom and/or Canada or any province or territory or other jurisdiction thereof or therein; (b) any Tax that is levied or collected other than by withholding from payments on or in respect of the Notes; (c) any Note presented for payment (where presentation is required) more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the Holders of the Notes on or prior to such date, the date on which the full amount of such monies has been paid to the Holders of the Notes, except to the extent that the Holder of the Notes would have been entitled to such Company Additional Amounts on presentation of the same for payment on the last day of such period of 30 days; (d) any estate, inheritance, gift, sales, transfer, excise or personal property Tax or any similar Tax; (e) any Tax imposed as a result of the failure of a Holder or beneficial owner to comply with certification, identification, declaration, filing or similar reporting requirements concerning the nationality, residence, identity or connection with the United Kingdom and/or Canada or any province or territory or other jurisdiction thereof or therein of such Holder or beneficial owner, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Tax; (f) any (i) withholding or deduction imposed pursuant to Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, or (ii) Tax or penalty arising from the Holder’s or beneficial owner’s failure to properly comply with the Holder’s or beneficial owner’s obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or any treaty, law or regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority, including, for greater certainty, Part XVIII and Part XIX of the Tax Act; or (g) any combination of the foregoing clauses (a) to (f).

The Issuer or the Company (as applicable) will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld by it to the relevant authority in accordance with applicable law. The Issuer or the Company (as applicable) will furnish to the Holders of the Notes, within 30 days after the date the payment of any Taxes by it is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by it. The Issuer and the Company will indemnify and hold harmless each Holder (including, as applicable, the beneficial owners in respect of any such Holder) and, upon written request, will reimburse each such Holder (including, as applicable, the beneficial owners in respect of any such Holder) for the amount of (i) any Taxes (other than any Taxes for which Company Additional Amounts would not be payable pursuant to clauses (a) through (g) above) levied or imposed and paid by such Holder (including, as applicable, the beneficial owners in respect of any such Holder) as a result of payments made under or with respect to the Notes which have not been withheld or deducted and remitted by the Issuer or the Company (as applicable) in accordance with applicable law, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes (other than any Taxes for which Company Additional Amounts would not be payable pursuant to clauses (a) through (g) above) imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such Holder’s (including, as applicable, the beneficial owners in respect of any such Holder’s) net income.

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Issuer or the Company (as applicable) will be obligated to pay Company Additional Amounts with respect to such payment, the Issuer or the Company (as applicable) will deliver to the Trustees an Officers’ Certificate stating the fact that such Company Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustees to pay such Company Additional Amounts to Holders on the payment date. Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, Change of Control Payment, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Company Additional Amounts provided for in this Section 2.14 to the extent that, in such context, Company Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section 2.14 and express mention of the payment of Company Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Company Additional Amounts in those provisions hereof where such express mention is not made (if applicable).

The obligations of the Issuer and the Company under this Section 2.14 shall survive the termination of this Indenture and the payment of all amounts under or with respect to the Notes.

Section 2.15	Defeasance

The Notes shall be defeasible pursuant to both of Section 14.2 and Section 14.3 of the Original Indenture.

In the event the Issuer exercises its defeasance option with respect to the Notes pursuant to Section 14.2 of the Original Indenture, the Issuer’s and the Company’s obligations with respect to the Notes under Section 2.14 of this First Supplemental Indenture shall survive.

Section 2.16	Consent and Acknowledgement of the Company

Pursuant to Section 3.1 of the Original Indenture, the Company hereby consents to the issuance of the Notes by the Issuer and acknowledges and confirms that its obligations with respect to the Notes constitute Guarantee Obligations.

Article 3
COVENANTS OF COMPANY APPLICABLE TO THE NOTES

Section 3.1	Negative Pledge

Neither the Issuer nor the Company will create any Lien on any of its property or assets to secure any indebtedness for borrowed money without in any such case effectively providing that the Notes, in the case of the Issuer, and the Guarantee Obligations, in the case of the Company (together with, if the Issuer or the Company, as applicable, shall so determine, any other indebtedness of the Issuer or the Company, as applicable, which is not subordinate to the Notes or the Guarantee Obligations, as applicable), shall be secured equally and ratably with (or prior to) such secured indebtedness, so long as such secured indebtedness shall be so secured; provided, however, that the foregoing restrictions shall not apply to:

(a)	Liens on any property or assets existing at the time of acquisition thereof (including acquisition through merger or consolidation) to secure, or securing, the payment of all or any part of the purchase price, cost of improvement or construction cost thereof or securing any indebtedness incurred prior to, at the time of or within 120 days after, the acquisition of such property or assets or the completion of any such improvement or construction, whichever is later, for the purpose of financing all or any part of the purchase price, cost of improvement or construction cost thereof or to secure or securing the repayment of money borrowed to pay, in whole or in part, such purchase price, cost of improvement or construction cost or any vendor’s privilege or lien on such property securing all or any part of such purchase price, cost of improvement or construction cost, including title retention agreements and leases in the nature of title retention agreements (provided such Liens are limited to such property or assets and to improvements on such property);

(b)	Liens arising by operation of law;

(c)	any other Lien arising in connection with indebtedness if, after giving effect to such Lien and any other Lien created pursuant to this paragraph (c), the aggregate principal amount of indebtedness secured thereby would not exceed 5% of Consolidated Net Worth; and

(d)	any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), as a whole or in part, of any of the Liens referred to in paragraphs (a) and (b) above or any indebtedness secured thereby; provided that such extension, renewal, substitution or replacement Lien shall be limited to all or any part of substantially the same property or assets that secured the Lien extended, renewed, substituted or replaced (plus improvements on such property) and the principal amount of indebtedness secured by such Lien at such time is not increased.

Section 3.2	Status of the Issuer

               The Issuer shall at all times remain a Subsidiary of the Company.

Section 3.3	Supplemental Indenture with Consent of Holders

               Section 10.2(d) of the Original Indenture shall not apply to the Notes.

Article 4

miscellaneous

Section 4.1	Ratification of Original Indenture

The Original Indenture, as supplemented by this First Supplemental Indenture, is in all respects ratified and confirmed, and this First Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided.

Section 4.2	Governing Law

This First Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York. Notwithstanding the preceding sentence of this Section, the exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

Section 4.3	Separability

In case any one or more of the provisions contained in this First Supplemental Indenture or in the Notes shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this First Supplemental Indenture or of the Notes, but this First Supplemental Indenture and the Notes shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

Section 4.4	Counterparts

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. This instrument may be executed and delivered by facsimile or other electronic transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature.

Section 4.5	Trustees’ Disclaimer

The Trustees shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this First Supplemental Indenture. The recitals of fact contained herein shall be taken as the statements of the Issuer and the Trustees assume no responsibility for the correctness thereof. The Issuer hereby authorizes and directs the Trustees to execute and deliver this First Supplemental Indenture.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the day and year first above written.

EXECUTED as a Deed BY BROOKFIELD FINANCE I (UK) PLC by:

/s/ Connor Teskey	/s/ Philippa Elder
Signature of director	Signature of director

Connor Teskey	Philippa Elder
Name of director	Name of director

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ J. Bruce Flatt
	Name:	J. Bruce Flatt
	Title:	Director and Chief Executive Officer

By:	/s/ Nicholas Goodman
	Name:	Nicholas Goodman
	Title:	Managing Partner and Chief Executive Officer

[Signature Page to BF I (UK) plc First Supplemental Indenture (2021)]

COMPUTERSHARE TRUST COMPANY OF CANADA, as Canadian Trustee

By:	/s/ Yana Nedyalkova
	Name:	Yana Nedyalkova
	Title:	Corporate Trust Officer

By:	/s/ Raji Sivalingam
	Name:	Raji Sivalingam
	Title:	Associate Trust Officer

COMPUTERSHARE TRUST COMPANY, N.A., as U.S. Trustee

By:	/s/ Jerry Urbanek
	Name:	Jerry Urbanek
	Title:	Corporate Trust Officer

[Signature Page to BF I (UK) plc First Supplemental Indenture (2021)]

ANNEX A

[Face of Note]

[Insert if the Security is a Global Security — THIS SECURITY IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

Unless this certificate is presented by an authorized representative of The Depository Trust Company (“DTC”), a New York corporation, to Brookfield Finance I (UK) plc or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of Cede & Co., or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, Cede & Co., has an interest herein.]

BROOKFIELD FINANCE I (UK) PLC

2.340% Notes due 2032

CUSIP: 11272B AA1 ISIN: US11272BAA17
No. I-■	US$■

Brookfield Finance I (UK) plc, a company organized under the laws of England and Wales (with registered number 12904555), (herein called the “Issuer”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to ■, or registered assigns, the principal sum of ■ (■) United States Dollars on January 30, 2032 and to pay interest thereon from and including July 26, 2021 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on January 30 and July 30 in each year, commencing on January 30, 2022 at a rate of 2.340% per annum, until the principal hereof is paid or made available for payment, calculated as set forth above, provided that any principal and premium, and any such installment of interest, which is overdue shall bear interest at the rate of 2.340% per annum plus 1% (to the extent that the payment of such interest shall be legally enforceable), from the dates such amounts are due until they are paid or made available for payment, and such interest shall be payable on demand. As provided in the Indenture, interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Interest shall accrue from and including July 26, 2021.

A-1

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be January 15 or July 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustees, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.

Payment of the principal of (and premium, if any) and interest on this Security will be made at the Place of Payment in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debt; provided, however, that, at the option and expense of the Issuer, payment of interest may be made by (i) cheque mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall, for all purposes, have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual, facsimile or other electronic signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

[The balance of this page is intentionally left blank; signature page follows]

A-2

IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed under its corporate seal.

Dated: ■

BROOKFIELD FINANCE I (UK) PLC

By:
Name:
Title:

Attest:

(FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION)

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This Note is one of the Notes referred to in the Indenture referred to above.

COMPUTERSHARE TRUST COMPANY, N.A., as U.S. Trustee

By: Authorized Officer

(FORM OF REGISTRATION PANEL)

(NO WRITING HEREON EXCEPT BY THE TRUSTEES OR OTHER REGISTRAR)

DATE OF REGISTRY	IN WHOSE NAME REGISTERED	SIGNATURE OF TRUSTEE OR OTHER REGISTRAR

[Reverse of Note.]

This Security is one of a duly authorized issue of securities of the Issuer (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of July 26, 2021 (the “Original Indenture”), as supplemented by the First Supplemental Indenture, dated as of July 26, 2021 (the “First Supplemental Indenture”) (the Original Indenture and the First Supplemental Indenture together herein called the “Indenture”, which term shall have the meaning assigned to it in such instrument), between the Issuer, Brookfield Asset Management Inc. (the “Company”), as guarantor, Computershare Trust Company of Canada, as Canadian trustee, and Computershare Trust Company, N.A., as U.S. trustee (herein called the “Trustees”, which term includes any successor trustee(s) under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Issuer, the Company, the Trustees and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, initially limited in aggregate principal amount to US$600,000,000, all of which are issued under the First Supplemental Indenture. The Issuer may from time to time, without the consent of the holders of the Securities, create and issue further securities having the same terms and conditions in all respects as the Securities issued on the date hereof, except for the issue date, the issue price and the first payment of interest thereon. Additional securities issued in this manner will be consolidated with and will form a single series with the Securities; provided that if any additional securities issued after the date hereof are not fungible with the Securities issued on the date hereof for U.S. federal income tax purposes, then such additional securities shall be issued with a separate CUSIP or ISIN number so that they are distinguishable from the Securities.

2

The Issuer or the Company (as applicable) will pay to each relevant Holder or beneficial owner certain Company Additional Amounts in the event of the withholding or deduction of certain U.K. or Canadian taxes as described in the First Supplemental Indenture. In addition, certain Other Additional Amounts may be payable as contemplated in Section 2.13 of the First Supplemental Indenture and as described in the applicable supplemental indenture.

The Securities are redeemable at the redemption prices as described in the First Supplemental Indenture or as described in any applicable supplemental indenture as contemplated in Section 2.13 of the First Supplemental Indenture.

Upon the occurrence of a Change of Control Triggering Event, the Issuer will be required to make an offer to purchase the Securities at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

In the event of purchase of this Security in part only, a new Security or Securities of this series and of like tenor for the unpurchased portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Issuer, the Company and the Trustees with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Issuer or the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange hereafter or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the Corporate Trust Office of the Canadian Trustee or the Place of Payment, duly endorsed by, or accompanied by a written instrument of transfer, in form satisfactory to the Issuer and the Security Registrar, duly executed by the Holder hereof or attorney duly authorized in writing, and, thereupon, one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

3

The Securities of this series are issuable only in registered form without coupons in initial denominations of US$2,000 and multiples of US$1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Issuer, the Company, the Trustees and any agent of the Issuer, the Company or the Trustees may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Issuer, the Company, the Trustees nor any such agent shall be affected by notice to the contrary.

THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THE INDENTURE AND THE SECURITIES. Notwithstanding the preceding sentence of this Section, the exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.